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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Mail Processing
Section

MAR 8 1 20

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

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SEC FILE NUMBER
8 – 25581

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2012__ AND ENDING __DECEMBER 31, 2012__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.F. LAFFERTY & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

80 Broad Street

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY HACKEL, PRESIDENT   TEL 212-293-9090

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAsLLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, *HENRY HACKEL*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *R.F. LAFFERTY & CO., INC.* *as of Dec 31, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

President
Title

HOLLY BEGLEY
Notary Public - State of New York
No. 01BE6084861
Qualified in New York County
My Commission Expires Feb. 3, 2015

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

R.F. LAFFERTY & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 424,721
Due from broker	556,840
Commissions receivable	202,855
Securities - at market value (Note 3)	1,114,437
Fixed assets, net of accumulated depreciation of $432868 (Note 1(e))	57,392
Other assets	197,252
Total assets	**$ 2,553,497**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	366,202
Due to related party (Note 5)	500,000
Securities sold, not yet purchased - at market value (Note 3)	103,316
Total liabilities	**969,518**

Commitments and Contingencies (Notes 6 and 7)

Stockholders' equity (Note 8)

Common stock, no par value, 1,000 shares authorized, 200 shares issued and outstanding.	25,000
Additional paid-in capital	1,783,000
Retained earnings	(224,021)
Total stockholders' equity	**1,583,979**
Total liabilities and stockholders' equity	**$ 2,553,497**

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**
R.F. Lafferty & Co., Inc (The "Company"), a New York corporation formed for the purpose of conducting business as a broker-dealer in securities, is registered with the Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, Accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully Disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents

Note 2 -   **Summary of Significant Accounting Policies (continued)**

d)   *Fair Value Measurements*
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2012:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$955,337	$955,337	$-0-	$-0-
Bonds	159,100	159,100	-0-	-0-
Equities	(103,316)	(103,316)	-0-	-0-

e)   *Fixed Assets*
Fixed assets are carried at cost and are depreciated over a useful life of 5-7 years.

f)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liablities, and the reported amounts of revenues and expenses.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

f)   *Subsequent Events*
The Company has evaluated events and transactions that occurred between January 1, 2013 and February 5, 2013, which is the date the financial statements were available to be issued, for the possible disclosure and recognition in the financial statements.

Note 3 -   **Marketable Securities Owned, and Sold, Not Yet Purchased.**

Marketable securities consist of securities at quoted market values, as illustrated below:

	Owned	Sold, Not Yet Purchased
Equities	955,337	103,316
Bonds	159,100	-0-
	1,147,437	103,316

Note 4 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for Its eligible employees. The Company makes annual contributions of 5% of the salaries of all eligible employees. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as Amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2012 was $112,930.

Note 5-   **Due to Related Party**

The Company was advanced funds from it's 100% stockholder and officer. The amount is due on demand and does not bear interest.

Note 6 -   **Commitments and Contingencies**

Office Space
The Company rents office space pursuant to a lease agreement expiring June 30, 2013

The aggregate minimum annual rent commitment follows, exclusive of Escalation charges:

Year	Amount
2013	102,613

Note 6 -   **Commitments and Contingencies (continued)**

Litigation
The Company was a defendant in an action seeking to recover compensatory damages in the amount of $50,000., in addition to attorney's fees, costs, disbursements and punitive damages.

On January 7, 2013 a settlement agreement was entered into by the parties in which all claims were discontinued without any payment by the Company. The settlement is subject to approval by the court.

Note 7 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performanceby its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions,when necessary.

Note 8 -   **Net Capital Requirement**

The Company is subject to subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $946,731 which was $436,231 in excess of its required net capital of $510,500. The Company's net capital ratio was 102.41.

A copy of the Firm's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
R. F. Lafferty & Company, Inc.
80 Broad Street -26th Floor
New York, NY 10004

Report on the Financial Statements

We have audited the accompanying statement of financial condition of R. F. Lafferty & Company, Inc., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R. F. Lafferty & Company, Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 5, 2013